Exhibit 1.01

Conflict Minerals Report of Mistras Group, Inc.
in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of Mistras Group, Inc. (“Mistras”) for calendar year 2024 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for the meaning of the terms used in this Report, unless otherwise defined herein. The term conflict minerals means columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten, unless the Secretary of State determines that additional derivatives are financing conflict in the Democratic Republic of the Congo (“DRC”) or an adjoining country (together with the DRC, the “Covered Countries”).

Mistras is a leading provider of asset integrity protection solutions, and Mistras’ revenues are predominately generated by providing services. The sale of products which are manufactured by, or on behalf of, Mistras is a small segment of our business, and consisted of approximately $13.7 million of revenue for the year ended December 31, 2024, representing approximately 1.9% of Mistras revenues. Mistras does not purchase any of the conflict materials directly, but purchases components from its suppliers, most of which do not purchase raw materials directly from smelters but from other suppliers which are also removed from the smelters of conflict materials. Mistras purchased approximately $1.2 million of materials and components containing conflict minerals for the year ended December 31, 2024.

In accordance with the rules, Mistras undertook due diligence to determine whether or not the conflict minerals used in the products it manufactured or contracted to be manufactured were “DRC conflict free”. “DRC conflict free” is defined in the 1934 Act and generally means that the conflict minerals necessary for the production or functionality of a product did not directly or indirectly finance or benefit armed groups in the covered countries. If, after conducting its due diligence, Mistras was unable to determine whether or not certain of necessary conflict minerals were “DRC conflict free,” the products containing these conflict minerals were considered “DRC conflict undeterminable.” In conducting its due diligence, Mistras implemented a framework based upon the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011), an internationally recognized due diligence framework.

Mistras’ due diligence measures were based on the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative with the smelters and refiners of conflict minerals who provide those conflict minerals to our suppliers. As a company that sells products and systems for asset protection solutions, Mistras is several levels removed from the actual mining and smelting of conflict minerals. Mistras does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries.

In an effort to comply with the rules, Mistras’ due diligence measures included:

•Identifying direct suppliers, with which we have transacted previously, that supply products to Mistras containing conflict minerals and considering whether there have been substantial changes in our supplier base;
•Considering results from reasonable country of origin inquiries ("RCOI") previously administered and reviewing supply-chain surveys with direct suppliers of materials containing conflict minerals using the EICC/GeSI Conflict Minerals Reporting Template to identify the smelters and refiners; and
•Comparing the smelters and refiners previously identified in supply-chain surveys against the list of smelter facilities which have been identified as “conflict free” by programs such as the EICC/GeSI Conflict Free Smelter (CFS) program for tantalum, tin, tungsten and gold.

Mistras has not identified any information that demonstrated that the conflict minerals are not DRC conflict free nor have we identified substantial changes in our supplier base. However, as part of our assessment, not all smelters or refiners could be identified nor could it be verified that all conflict minerals in the products or materials supplied to

Mistras are DRC conflict free. Therefore, Mistras has not obtained sufficient information from its suppliers to reasonably determine that its products are “DRC conflict free.” Accordingly, the products are determined to be “DRC conflict undeterminable.”

Because of the relative small amount of purchases by Mistras of components that contain conflict minerals and the fact that Mistras’ suppliers are several steps removed from the smelters, Mistras will assess if any additional action can or should be implemented that would improve the information gathered from its due diligence to ensure compliance with its reporting requirements under Rule 13p-1.